

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 19, 2014

VIA E-MAIL

Sarah M. Patterson
Vice President & Assistant General Counsel
Forethought Life Insurance Company
82 Hopmeadow Street Suite 200
Simsbury, CT 06089

  Re: Forethought Life Insurance Company Separate Account A ("Forethought")
     Initial Registration Statement on Form N-4
     <u>File Nos. 333-193535; 811-22726</u>

Dear Ms. Patterson:

  The staff has reviewed the above-referenced registration statement, which the Commission received on January 24, 2014. Based on our review, we have the following comments on this filing. Page numbers refer to the courtesy copy of the Forethought registration statement, provided to the staff.

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

2. Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

3. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for paying out on any benefits or features associated with the policy.

Introduction

4. Please include "Fund Facilitation Fee" in the list of fees not disclosed in the "Choose a Contract class" table.

Fee Summary

5. Owner Periodic Expenses *(p. 4):* Please clarify that the Premium Based Charge and Maximum Optional Charges shown in the table reflect annualized rates.

Management of the Contract

6. *Fixed Account (p. 9):* Both the Legacy Lock II and Maximum Daily Value riders appear to restrict investments of Contract Value to specified sub-accounts, as set forth in Appendix D. Therefore, if accurate, please revise the last sentence of the bold-faced paragraph to include the Legacy Lock II and/or Maximum Daily Value riders or explain supplementally why this disclosure is not appropriate.

Information on your Account

7. *Fund Facilitation Fee (p. 9):* If you reserve the right to increase the fee for the listed funds in the table up to the maximum shown in the Fee Summary, please explicitly so state.

Return of Premium

8. *Can you terminate this rider? (p. 26):* The prospectus states that "[a] company-sponsored exchange of this rider will not be considered to be a termination by you of the rider." Please clarify supplementally what is intended by this disclosure.

Legacy Lock II

9. *When can you buy the rider? (p. 28):* Please clarify here, if accurate, that a contract owner may elect this rider at any time without also electing Daily Lock Income Benefit II, provided that the contract owner has not previously elected any other optional Death Benefit or the Daily Lock rider.

Optional Withdrawal Benefits/Daily Lock Income Benefit II (pp. 35-43)

This section is confusing for a number of reasons, including the following:

10. *General:*
    a. The descriptions of Options A and B are quite dense, difficult to follow and involve many defined terms. Please revise for plain English. Please also include a brief explanation of the differences between Options A and B before discussing the Options in greater detail.

    b. Please specify in the beginning of this section which subsections apply to which Options. (For example, please clarify, if accurate, that spousal continuation and "other information" sections apply to both Options.)

11. *Objective (p. 35):* For clarity, please briefly summarize the differences between the two Options here.

12. *How is the charge for this rider calculated? (p. 36):* Please clarify that the rider charge is the same for both Options.

13. *Option A and Option B (pp. 36-39):*

    a. Does your benefit base change under the rider (*applies to both Options*) (pp. 36 and 38):

        i. Please revise both of these sections (for Option A and Option B) to clarify how the Options differ. Currently, the same language is used for both Options. In addition, please clarify what is meant by "benefit bases" (*i.e.*, Withdrawal Base only, or both Anniversary and non-Anniversary Withdrawal Bases?), and briefly explain what "Lifetime Annual Payments" and the "Deferral Bonus" are.
        ii. Since the amount of the Deferral Bonus for each Option differs significantly, please disclose the amount of the Deferral Bonus for each Option in the first paragraph of this subsection. Currently, the amount of each Deferral Bonus is not disclosed until the discussion of the Deferral Bonus Base.

    b. Withdrawal Base and Anniversary Withdrawal Base (Option A) (pp. 36-37):

        i. In the third paragraph of this subsection, the terms "Rider Effective Date" and "Maximum Step Up Age" are not defined. For clarity, please either define these terms here or consider using alternative terms to explain their meaning. *(Note: This comment also applies to the formula in Option B at p. 38.)*
        ii. Please clarify what constitutes a "Step Up." (That is, please explain, if accurate, that it refers to the Withdrawal Base as of the prior Valuation Day). *(Note: This comment also applies to the formula in Option B at p. 38.)*
        iii. The formula set forth in this section includes a "maximum" (listed as "C" in the formula). Please clarify whether this "maximum" applies if a Withdrawal Base Cap is not currently enforced. If it does not, please remove the reference to this "maximum" from the formula as it does not currently apply. (*Note: This comment also applies to the formula in Option B at p. 38.)*
        iv. The first full paragraph on p. 37 (beginning, "When the Valuation Day occurs on the Contract Anniversary….") and the following paragraph (beginning "Your Anniversary Withdrawal Base….") appear to be redundant. Please advise or revise.

    c.   <u>Withdrawal Base and High Water Mark (Option B) (pp. 38-39)</u>:

        i.   In the first paragraph of this subsection, please briefly explain what a "High Water Mark" is.

        ii.   For clarity, please explain how the High Water Mark is calculated prior to discussing the formula for resetting the Withdrawal Base. In addition, please separate this explanation more clearly from the latter formula. Currently, the High Water Mark explanation appears to be part of that formula.

        iii.   The terms "Modal Withdrawal Base Cap" and "Modal Valuation Day" are not defined. For clarity, please either define these terms here or consider using alternative terms to explain their meaning.

    d.   <u>Deferral Bonus Base (*Option A*) (p. 37)</u>: In the first paragraph, the explanation of how the Deferral Bonus Base is calculated is unclear. Please revise for clarity. For example:

        i.   Please provide a clearer explanation of the term "Maximum." If this term refers to a cap for the Deferral Bonus Base, please disclose this more prominently.

        ii.   Line items "a)" and "b)" appear to refer to the value of the Withdrawal Base as of a Contract Anniversary, as disclosed in the section immediately preceding this one. If so, please so state. In addition, if accurate, please clarify that the Deferral Bonus is included in this value only if such bonus is applicable.

    e.   <u>Deferral Bonus Base (*Option B*)) (p. 39)</u>: Please clarify in the disclosure whether the Deferral Bonus Base for Option B may be increased by anything other than subsequent Premium Payments. If not, please state this prominently.

14. *Can your spouse continue your Lifetime Withdrawal Benefit? - Joint/Spousal Option (p. 41):* In the bullet point list describing how benefits may be reset, please specify to which Options each of the points apply. (For example, please state, if accurate, that the information concerning High Water Marks applies only to Option B.)

Appendix A

15. *Daily Lock Income Benefit II Examples:* For clarity, please note that the "Assumed Net Return" in these examples is for illustration purposes only and does not indicate actual Contract Value performance.

Powers of Attorney

16. Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. *See* rule 483(b) under the Securities Act of 1933.

Tandy Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Responses to these comments should be made in a letter to me filed over the EDGAR system and in a pre-effective amendment to the registration statement. If you believe that you do not need to amend the registration statement in response to a comment, please explain your position in the letter.

Although we have completed an initial review of the registration statement, it will be reviewed further after our comments are resolved. Therefore, the staff reserves the right to comment further on any pre-effective amendments to the registration statement. After all issues have been resolved, the Registrant and its underwriter must both request that the effective date of the registration statement, as amended, be accelerated.

If you have any questions, please call me at (202) 551-6776. Additionally, copies of documents or letters filed on EDGAR may be emailed to me at skeensd@sec.gov or transmitted by facsimile to (202) 772-9283. Mail or deliveries should be addressed to the Securities and Exchange Commission, 100 F St. N.E., Washington, D.C. 20549-8629.

Sincerely,

/s/ Deborah D. Skeens

Deborah D. Skeens
Senior Counsel
Disclosure Review Office